UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for sale of Frade Field

Rio de Janeiro, November 28, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that it signed today with PetroRio Jaguar Petróleo Ltda., subsidiary of Petro Rio S.A. (“PetroRio”), a contract for the sale of 30% stake in the Frade concession, located in the Campos Basin, north coast of the state of Rio de Janeiro for US$ 100 million. Currently, PetroRio holds the remaining 70% of Frade’s concession through its subsidiaries.

The transaction also included the sale of the entire stake held by Petrobras Frade Inversiones S.A. (PFISA), a subsidiary of Petrobras, in the company Frade BV, which owns the offshore assets used in the development of Frade field production.

The sale price of US$ 100 million, will be paid in two installments: (i) US$ 7.5 million upon signature of the contract; and (ii) US$ 92.5 million at the close of the transaction, subject to adjustments due. In addition, there is a contingent US$ 20 million due to a potential new discovery in the field.

The transaction closing is subject to the fulfillment of precedent conditions, such as approvals by the Administrative Council for Economic Defense (CADE) and the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure complies with Petrobras’ divestment guidelines and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at generating value for our shareholders.

About the Frade Field

The Frade Field is located about 118 km from the north coast of the state of Rio de Janeiro, in water depths between 1,050 and 1,300 meters. Production started in June 2009 and the average production in 2019 was about 18,400 boe/day. After the completion of the sale, PetroRio will hold 100% of the consortium and Frade BV through its subsidiaries.

About PetroRio

PetroRio is an independent Brazilian oil and gas producer and started its activities in 2009 as HRT Participações em Petróleo S.A., with an average production in October 2019 of around 23,000 boe/day. It is currently the operator of the Polvo field (100%), in the Campos Basin, and has a 10% stake in the Manati field, in the Camamu Basin, in addition to its stake in two exploratory blocks in the Foz do Amazonas and another one in Ceará.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer